ENERGY CORPORATION OF AMERICA COMMENCES TENDER OFFER AND
   CONSENT  SOLICITATION  FOR  9 1/2 SENIOR  SUBORDINATED  NOTES  DUE  2007


     Denver, Colorado, November 9, 2000 -- Energy Corporation of America today announced that it has commenced a tender offer for all of Its outstanding 9 1/2 Senior Subordinated Notes (the "Securities").

     Under the terms of the offer, the Company will purchase the outstanding Securities at a purchase price of $750 per $1000 principal amount of the Securities, plus accrued and unpaid interest to but excluding such date of payment.

     In connection with the offer, the company is also seeking consents to certain proposed amendments to the Indenture under which the Securities were issued. The purpose of the proposed amendments is to eliminate certain restrictive covenants contained in the Indentures, thereby affording the Company additional financial and operational flexibility. The offer is conditioned upon, among other things, the receipt of the requisite consents to adopt such proposed amendments.

     The offer will expire at 5:00 p.m., New York City time, on December 11, 2000, unless extended. Payment for tendered Securities will be made in same day funds on the first business day following expiration of the offer, or as soon thereafter as practicable.

     ING Barings will act as Dealer Manger for the offer. The Information Agent is D.F. King & Co., Inc. and the Depositary is The Bank of New York.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell the Securities. The offer is made only by an Offer to Purchase and Consent Solicitation Statement dated November 9, 2000. Persons with questions regarding the offer should contact the Information Agent at (800) 628-8509 (Banks and Brokers Call: (212) 425-1685) or the Dealer Manager at
(877)  446-4930).